
COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


03022663

File Number: 82.2994

2 June 2003

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6623

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

COCA-COLA AMATIL TO ACQUIRE PEATS RIDGE SPRINGS

Sydney, 2 June 2003: Coca-Cola Amatil Limited (CCA) today announced that it has entered into a Heads of Agreement with Peats Ridge Springs (Peats Ridge) to acquire its bulk packaged still water assets, the business and significant land area at the water source enabling future production expansion. Peats Ridge manufactures and distributes from a single manufacturing and distribution facility at Peats Ridge, New South Wales. Peats Ridge is the joint market leader in the bulk packaged water (greater than 3 litres) segment and operates mainly in foodstores.

CCA's Managing Director, Terry Davis, said "this is a small bolt-on acquisition that is consistent with CCA's strategy of broadening our offerings in non-carbonated beverages. The purchase price represents approximately 7 times earnings before interest and tax and is expected to enhance CCA's return on capital employed and be earnings per share accretive in its first year."

Mr Davis added that, "Peats Ridge will give CCA a strong capability in the bulk packaged water segment which has recorded annual compound growth of 10% for the last three years. This water segment represents 14% of total water sales in Australia (including the home office delivery market). Peats Ridge has a share of the bulk packaged water segment of over 20%."

"The acquisition will increase CCA's water bottling capacity by over 50%, in time for the critical Summer period later this year. The Peats Ridge brand is complementary to CCA's existing water brands and the acquisition is not dependent on the outcome of our takeover offer for Neverfail Springwater Limited. We are also pleased that the founder and managing director of Peats Ridge, Livio Pace, has agreed to continue to manage the business," he added.

Completion is expected in July 2003 and is subject to a number of conditions including CCA Board approval, execution of a definitive purchase agreement, satisfactory due diligence and regulatory approvals.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA